Filed by Companhia Siderurgica Nacional Holdings, LLC
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: Wheeling-Pittsburgh Corporation
                                                  Commission File No.: 000-50300



The following article and the subsequent correction were published on August 29, 2006 and August 31, 2006, respectively, concerning the proposed strategic alliance between Wheeling-Pittsburgh Corporation and Companhia Siderurgica Nacional. The following article and correction contain forward looking statements as discussed more fully below.



AMERICAN METAL MARKET
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USW FIGHT MAY CAP CSN STAKE IN W-P AT 49.5%

By SCOTT ROBERTSON

August 29, 2006

Brazil's Cia. Siderurgica Nacional (CSN) is looking at much more than a 49.5-percent stake in a new holding company for the assets of Wheeling-Pittsburgh Steel Corp. if its proposed tie-up with the steelmaker is approved. However, that stake could be held to a minority interest if the United Steelworkers union refuses to back the deal.

Marcos Lutz, CSN's managing director of infrastructure and energy, said his company's stake in Wheeling-Pittsburgh could increase to 64 percent, depending on how proposed financing is converted.

CSN's deal with the Wheeling, W.Va.,-based steelmaker includes a contribution of $225 million in financing that would be convertible into 11.8 million shares of the new Wheeling-Pittsburgh within three years, pending USW approval.

"We did not do that financing in equity because if we had we would have crossed the 50-percent threshold in the union contract," Lutz said. "We did it through convertible debt."

Rio de Janeiro-based CSN will need union approval to convert that debt to equity. As things currently stand, CSN will take a 49.5-percent ownership stake in the new company immediately upon shareholder acceptance of its proposal. The union then will have to approve converting that debt to equity, which would lift CSN's stake to 64 percent. The USW, under the terms of its labor contract with Wheeling-Pittsburgh, has the right to file a competing bid to purchase the company should an ownership change develop.



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The union has threatened to file a grievance against Wheeling-Pittsburgh, alleging that the company violated the terms of its labor deal by aligning with CSN (AMM, Aug. 16). Wheeling-Pittsburgh maintains its actions did not violate the USW contract.

Lutz was in Pittsburgh Monday and Tuesday to meet with USW officials and bring them up to speed on the CSN proposal for Wheeling-Pittsburgh. The union has already thrown its support behind Chicago-based Esmark Inc., which has tabled a competing bid for the steelmaker. Lutz and Wheeling-Pittsburgh executives are trying to sell their plan for the company as a better option for the union and the employees it represents.

"We want to have union support. CSN is a union company in almost all of our operations. We are used to that relationship. We are trying to build a good relationship with the union here," Lutz said, adding that he believed the first meeting between the company and union officials went well. "We are developing a relationship. The talks have been positive."

Part of the selling plan involves the contention of Wheeling-Pittsburgh and CSN that as steelmakers they are a better fit to run a steel producer than Esmark, a steel distribution company. Further, Wheeling-Pittsburgh and CSN say the financial infusion CSN will bring to the operation will stabilize
Wheeling-Pittsburgh going forward.

A long-term slab supply agreement will provide the steelmaker with slab its needs for its operations. The terms of the deal also include Wheeling-Pittsburgh providing hot band to CSN's Terre Haute, Ind., finishing mill, which will be contributed to the joint venture.

Wheeling-Pittsburgh and CSN don't intend to lay off workers if the deal is approved, Lutz said, but they will shut down a blast furnace. Esmark has made the same statements, saying Wheeling-Pittsburgh's Mingo Junction, Ohio, blast furnace likely would be shut if its offer is accepted (AMM, Aug. 22).

"CSN is a company that has done its homework. Wheeling-Pitt is a great company with a good distribution plan and a great hot-strip mill. It needs a lot of investment in all its facilities," Lutz said. "Wheeling-Pitt right now cannot raise the money it needs. They are highly leveraged and unable to raise the money. We are providing a lot of money to Wheeling-Pitt and would have a large stake in the company. We are here and our plan is to increase production and reduce costs. It is a plan that can work."


CORRECTION:

August 31, 2006

Cia. Siderurgica Nacional (CSN), Rio de Janeiro, said it has no immediate plans to shut down a blast furnace at Wheeling-Pittsburgh Steel Corp. if its deal to acquire the Wheeling, W.Va.,-based steelmaker is approved by shareholders. A spokeswoman said CSN might consider such a shutdown in five years but emphasized that her company's intent "is not to shut down any blast furnaces." An Aug. 30 story incorrectly said that CSN planned to shut a Wheeling-Pittsburgh furnace.


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The information contained in the foregoing articles, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings, LLC and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy


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statement/prospectus, as well as other filings containing information about CSN,
CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed strategic alliance. Information about the directors and executive officers of CSN, including those acting as the authorized persons and executive officers of CSN Holdings LLC, is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and CSN Holdings and their respective directors, authorized persons and executive officers do not own any shares of WPC.

Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.














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